SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

WILLIS LEASE FINANCE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

970646105

(CUSIP Number of Class of Securities)

Charles F. Willis, IV

Chairman of the Board and Chief Executive Officer

c/o Willis Lease Finance Corporation

773 San Marin Drive, Suite 2215

Novato, CA 94998

(415) 408-4700

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Stephen Schrader, Esq.

Edward J. Wes, Esq.

Perkins Coie, LLP

505 Howard Street, Suite 1000

San Francisco, California 94105

(415) 344-7000

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)
$11,588,778	$1,167.00

(1)                                 The transaction value is estimated only for purposes of calculating the filing fee. This calculation assumes the purchase of         shares of the issuer’s common stock, $0.01 par value, at the tender offer purchase price of $18.00 per share in cash.

(2)                                 Previously paid.   The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals $100.70 per $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$805.60	Filing Party:	Willis Lease Finance Corporation
Form or Registration No.:	005-49935	Date Filed:	November 17, 2015

Amount Previously Paid:	$361.40	Filing Party:	Willis Lease Finance Corporation
Form or Registration No.:	005-49935	Dated Filed:	December 17, 2015

☐                                    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Willis Lease Finance Corporation, a Delaware Corporation (the “Company” or “WLFC”), on November 17, 2015, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 17, 2015, (together with related exhibits, the “Schedule TO”), in connection with the offer by the Company to purchase for cash up to the aggregate purchase price not exceeding $8 million in value up to 516,129 shares of its common stock, $0.01 par value, at a per share price of not less than $15.50 nor greater than $18.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated November 17, 2015 (the “Offer to Purchase”), a copy of which was filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO.  Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged.  This Amendment should be read in conjunction with the Schedule TO and the Tender Offer.

Item 4.                     Terms of the Transaction

Paragraph (a) of Item 4 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“The Company has accepted for purchase 643,821 shares of the Company’s common stock, at a purchase price of $18.00 per share, for an aggregate purchase price of $11,588,778, excluding fees and expenses relating to the tender offer. These shares represent approximately 7.9% of the total number of the shares of the Company’s common stock issued and outstanding as of December 18, 2015. The shares purchased include 516,129 shares that the Company was obligated to purchase under the terms of the offer and an estimated additional 127,692 shares that the Company elected to purchase in accordance with the optional purchase provisions of the offer. As the Company purchased all the shares that were validly tendered, there is no proration factor.”

Item 11.              Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On December 22, 2015, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., New York City time, on December 16, 2015.  A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

Item 12.              Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(D) Press release announcing the final results of the Tender Offer, dated December 22, 2015”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2015	WILLIS LEASE FINANCE CORPORATION

	By:	/s/ CHARLES F. WILLIS, IV
Charles F. Willis, IV
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number		Description
(a)(1)(A)	*	Offer to Purchase, dated November 17, 2015

(a)(1)(B)	*	Letter of Transmittal

(a)(1)(C)	*	Notice of Guaranteed Delivery

(a)(1)(D)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2015

(a)(1)(E)	*	Letter to Clients, for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2015

(a)(2)		None

(a)(3)		Not applicable

(a)(4)		Not applicable

(a)(5)(A)	*	Press release announcing the Tender Offer, dated November 17, 2015

(a)(5)(B)	*	Email communication to employees, dated November 17, 2015

(a)(5)(C)	*	Press release announcing the preliminary results of the Tender Offer, dated December 17, 2015

(a)(5)(D)		Press release announcing the final results of the Tender Offer, dated December 22, 2015

(b)	**

Second Amended and Restated Credit Agreement, dated as of June 4, 2014, among the Company, Union Bank, N.A., as administrative agent and security agent, and certain lenders and financial institutions named therein (incorporated by reference to Exhibit 10.16 to our report on Form 10-Q filed on August 11, 2014).

(d)(1)		Form of Indemnification Agreement entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 1, 2010).

(d)(2)		1996 Stock Option/Stock Issuance Plan, as amended and restated as of March 1, 2003 (incorporated by reference to Exhibit 99.1 from Form S-8 filed with the Commission on September 26, 2003)

(d)(3)		2007 Stock Incentive Plan (incorporated by reference to the Registrant’s Proxy Statement for 2007 Annual Meeting of Stockholders filed on April 30, 2007).

(d)(4)		Amended and Restated Employment Agreement between Registrant and Charles F. Willis IV dated as of December 1, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 22, 2008).

(d)(5)		Employment Agreement between the Registrant and Donald A. Nunemaker dated November 21, 2000 (incorporated by reference to Exhibit 10.3 to our report on Form 10-K filed on April 2, 2001).

(d)(6)		Amendment to Employment Agreement between Registrant and Donald A. Nunemaker dated December 31, 2008 (incorporated by reference to Exhibit 10.6 to our report on Form 10-Q filed on May 9, 2011).

(d)(7)		Employment Agreement between the Registrant and Bradley S. Forsyth dated February 20, 2007 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 21, 2007).

(d)(8)		Amendment to Employment Agreement between Registrant and Bradley S. Forsyth dated December 31, 2008 (incorporated by reference to Exhibit 10.10 to our report on Form 10-Q filed on May 9, 2011).

(d)(9)		Employment Agreement between the Registrant and Dean M. Poulakidas dated March 31, 2013

(incorporated by reference to Exhibit 10.23 to Form 8-K filed on June 19, 2013).

	(g)	None

	(h)	None

*	Previously filed.

**	Portions of these exhibits have been omitted pursuant to a request for confidential treatment and the redacted material has been filed separately with the Commission.